

Mail Stop 3561   December 2, 2016

Via E-mail
Michael F. Biehl
Chief Financial Officer
Fairmount Santrol Holdings Inc.
8834 Mayfield Road
Chesterland, OH 44026

>   **Re: Fairmount Santrol Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 15, 2016**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
>   **Filed November 3, 2016**
>   **Response dated November 2, 2016**
>   **File No. 001-36670**

Dear Mr. Biehl:

        We have reviewed your November 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
9. Goodwill and Other Intangible Assets, page 91

1.   Your response to comment 2 states that the Propel SSP technology represented a completed asset ready for use by the Company at the acquisition, that there continues to be a number of economic hurdles to overcome before successful commercialization is achieved and that you do not have the ability to forecast a useful life of the technology. Please tell us the following:

- Why you have not made a best estimate of the assets useful life. Refer to ASC 350-30-35-36.
- Why you did not straight-line the amortization of the intangible asset beginning on the date of acquisition. Refer to ASC 350-30-35-36.
- How you considered your inability to forecast a useful of the asset, the economic hurdles and challenging market conditions described in your response and that you have yet to successfully commercialize the technology which you acquired in April 2013 in evaluating the recoverability of the asset.

Form 10-Q for the Quarter Ended September 30, 2016

Condensed Consolidated Statements of Income (Loss), page 3

2.   You present gross margin measures that exclude depreciation, depletion, amortization, and stock compensation expense. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings which removes the gross margin subtotal.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining